Filed by Cardiac Science, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Cardiac Science, Inc.
Commission File No. 000-19567

CARDIAC SCIENCE

QUINTON CARDIOLOGY

NASDAQ: DFIB

Forward Looking Statements

This presentation includes forward-looking statements. These statements may be identified by the use of forward-looking terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "potential," "predict," "should," or "will," or the negative thereof or other variations thereon or comparable terminology. In particular, forward-looking statements include, without limitation, statements related to the expected synergies of the combined companies, the anticipated cost savings resulting from the business combination, the ability of the combined company to achieve significantly greater size and scale, the ability of the combined company to achieve sustainable profitability and to continue to develop competitive new products, the timing of the completion of the proposed business combination, the pro forma combined revenues for the two companies and all other statements related to the future operating results or financial condition of the combined company. Quinton and Cardiac Science have based these forward-looking statements on the current expectations, assumptions, estimates and projections. While Quinton and Cardiac Science believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These risks include: the risk that the combined company may not achieve the benefits expected from the transaction, which may have a material adverse effect on the combined company's business and could result in loss of key personnel, the risk that the transaction may be completed even though material adverse changes may result from the announcement of the transaction, industry-wide changes and other causes, the risk that the combined company may not be able to develop new competitive products and the risk that the transaction may not be completed or that the closing of the transaction may be delayed due to failure to obtain regulatory or other approvals or the occurrence of a material adverse change in one or both of the parties. These and other important factors, including those discussed in Quinton's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, under the heading "Certain Factors That May Affect Future Results," and in Cardiac Sciences' Prospectus dated February 7, 2005, filed pursuant to Rule 424b(3), under the heading "Risk Factors," may cause the actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. We do not undertake any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments.

Merger Information

Under the terms of the merger agreement, the parties have formed a new corporation, CSQ Holding Company and with two wholly-owned acquisition subsidiaries that will merge with and into Quinton Cardiology Systems, Inc and Cardiac Science, Inc. respectively. As part of the transaction, Quinton will also merge into CSQ Holding Company. Cardiac Science and Quinton intend to cause CSQ Holding Company to file a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the merger transaction. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Cardiac Science by contacting Cardiac Science Investor Relations at (949)-474-4300. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Quinton by contacting Quinton Investor Relations at (425) 402-2009.

Cardiac Science and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Cardiac Science in connection with the mergers. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus of Cardiac Science and Quinton described above. Additional information regarding the directors and executive officers of Cardiac Science is also included in the Cardiac Science proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about November 22, 2004. This document is available free of charge at the Securities and Exchange Commission's web site at www.sec.gov and from Cardiac Science by contacting Cardiac Science Investor Relations at (949) 474-4300.

Quinton and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Quinton in connection with the mergers. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus of Cardiac Science and Quinton described above. Additional information regarding these directors and executive officers is also included in Quinton's proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 14, 2004. This document is available free of charge at the Securities and Exchange Commission's web site at www.sec.gov and from Quinton by contacting Quinton Investor Relations at (425) 402-2009.

Strategic Merger

- Combine **Cardiac Science** and **Quinton Cardiology Systems**
- Provide leading cardiology devices in multiple markets
- Achieve significant revenue growth and cost savings
- Structure balance sheet to enhance flexibility and sustainability
- Create medical technology growth company capable of delivering long term value

Merger Highlights

- Continued focus on the management of cardiac disease
- Attractive blend of higher growth and more predictable revenue streams
- Enhanced distribution access to U.S. medical and international markets
- Complementary technology development and service/education activities
- Estimated $10 million in annual operating cost savings
- Elimination of $9 million in interest expense
- Anticipated post-merger cash tax benefits of at least $4 million annually
- Significantly stronger balance sheet with no debt

Deal Points

STRUCTURE
- Exchange of stock with new corporate entity named *Cardiac Science Corporation*
- 22.3 million shares will be issued and outstanding at close

EXCHANGE RATIOS
- Q shareholders to receive 0.77 share for each current share
- CS shareholders to receive 0.10 share for each current share
- Same exchange ratios applied to outstanding options and warrants

ELIMINATION OF DEBT AND WARRANTS
- CS note holders to exchange $61 million of principal and accrued interest plus 13.4 million warrants for $20 million in cash and $53.75 million of new Cardiac Science Corporation common stock, representing ~ 13 percent of the new entity

OWNERSHIP
- CS shareholders and note holders will own ~ 51 percent of the combined company
- Q shareholders will own ~ 49 percent of the combined company

CLOSE DATE
- S-4 to be filed in mid-March
- Expected close in Q3 '05
- Upon approval will trade on Nasdaq under *DFIB* ticker

Cardiac Science

- Manufacturer and marketer of a complete line of automatic public-access (AEDs) and other defibrillators, supplies and services
- AED market is significantly under penetrated. Annual demand of $275M in 2005 is expected to triple by 2010
- Hospital defibrillator market represents over $300M in annual demand. CS will enter this space in Q2 05
- Innovative technology with significant patent portfolio
- 55-person domestic sales force covering public places, and strong international distribution capability in over 50 countries accounting for ~ 40% of 2004 revenue
- Powerheart® brand represents an estimated 25% of all AEDs sold worldwide, and is believed to be # 2 in US, and # 1 in Japan and the U.K.
- Training services business provides competitive advantage in the fast growing corporate workplace market

Quinton Cardiology Systems

- Manufacturer and marketer of diagnostic cardiology devices, supplies and services
- Large $1 billion plus annual demand in this market
- Strong U.S. distribution, with 55-person sales organization covering hospitals and physician's offices, and international distribution in over 90 countries
- Quinton® and Burdick® brands have several market leading positions
- Substantial recurring revenue from supplies and service
- Solid record of consistently improving results
- Management with track record of value creation and successful merger integration

New Company

- Focused medical technology growth company with a broad range of non-invasive cardiology devices
- Fast growing markets with $2 billion plus potential annual demand
- Leading positions in multiple products – Automatic Defibrillators, Electrocardiographs, Stress Test Systems, Holter Monitors, Cardiac Rehab Systems, and Cardiology Management
- Global sales network for hospitals, physician's offices and public access markets. Over 100 sales people in U.S., over 200 field service/educator personnel, dealers in over 90 countries, and multiple national distribution partners
- Highly regarded Burdick®, Quinton®, and Powerheart® brands
- Installed base greater than 150,000 units
- Innovative technology and significant patent portfolio
- Experienced and capable combined management team

Locations



- ★ Headquarters - Bothell, WA
- ◆ Manufacturing - Deerfield, WI and Shanghai, China
- ▲ Product Development – Lake Forest, CA
- ● International Sales – Manchester, UK and Copenhagen, Denmark

Heart disease: A significant problem


36%
Sudden
Cardiac Arrest

FACTS

- Estimated cost of treating heart disease is $226 billion, representing approximately 13% of domestic healthcare spending[1]
- Over 64 million people in the U.S. alone have active or developing heart disease[1]
- Sudden Cardiac Arrest (SCA) is the #1 cause of death in the US, resulting in 465,000 (36% of) deaths annually. Only 1/3 of incidents occur in hospitals[2]

TRENDS

- Aging population, and advances in drugs, surgeries and implantable devices, suggest increasing demand for cardiology systems
- State and Federal legislation mandating deployment is driving adoption and creating awareness of the need for AEDs


OSHA Trade News Release
U.S. Department of Labor Office of Public Affairs
OSHA Encourages Defibrillator Use to Revive Workers with Cardiac Arrest

1 Source: American Heart Association
2 Cardiovascular Health Branch, National Center for Chronic Disease Prevention and Health Promotion, Centers for Disease Control and Prevention. Circulation. 2001;104:2158-2163.

Large, Growing Markets

Annual Demand approaching $2 billion*


Devices
$530 million
Double digit growth in Cardiac Rehabilitation and Data Management
Hospital
$306.8 million
Public Access (AEDs)
$275 million
Over 20% growth in AED segments
Pre-Hospital
$207 million
Supplies
$370 million
Services
$150 million
Diagnostic Cardiology Products
Devices
Supplies
Services
External Defibrillator Market
Hospital
Pre-Hospital
Public Access
Traditional External Defibrillator Market
Non-Traditional (AEDs) External Defibrillator Market

* Sources: Frost & Sullivan and management estimates

Broad Range of Devices



AEDs



Hospital Defibrillation



Resting ECG



Cardiology Mgmt



Cardiac Rehab



Stress Testing



Holter Monitoring

Strong Respected Brands

QUINTON

BURDICK

POWERHEART AED
automated external defibrillator

- Quinton® and Burdick® brands represent over 100 years of combined leadership in cardiology
- Powerheart® brand accounts for an estimated 25% of all AEDs purchased worldwide
- Worldwide installed base together exceeds 150,000 systems

Innovative Technology

- Software algorithms for analyzing the electrical activity of the heart are the basis for cardiology monitoring and defibrillator devices
- Engineering teams have specific expertise in software development, data management, signal processing, electrical systems and high voltage waveforms
- Products are designed to be easy-to-use, cost-effective and clinically superior
- Technology base enables expansion into cardiology management systems and traditional hospital external defibrillators, as well as related areas

Distribution Partners

Airgas

HENRY SCHEIN

Concentra

MCKESSON
Empowering Healthcare

Fisher Safety
A Fisher Scientific Company

NIHON KOHDEN

GE Healthcare

PSS
PHYSICIAN SALES & SERVICE, INC.
A PSS/World Medical Company

Growth Strategy

ORGANIC

- Increase domestic market share for all products through innovation and defibrillator sales through enhanced access to the medical market
- Expand diagnostic cardiology and defibrillator sales internationally
- Exploit connectivity and data management opportunities
- Leverage strategic alliances

ACQUISITIONS

- Focus on cardiology-related systems and services
- Expand product, technology and clinical options
- Enhance distribution and service capabilities
- Be accretive within reasonable period

Financial Guidance

- Expected pro forma 2005 revenue $170 -180 million
- Anticipated double-digit revenue growth
- Immediately profitable and cash flow positive, excluding one-time merger related costs and integration expenses
- Combined 2006 profits and cash flows expected to be higher than if operating independently
  - $10 million in operating cost savings
  - $9 million in interest expense elimination
  - $4 million in anticipated cash tax benefits
  - $3 - 4 million of estimated intangibles amortization

Some of our Customers……

Schering-Plough
Aventis
BNSF
BAYER
Harrah's Entertainment, Inc.
Jones Lang LaSalle
IBM
Anheuser Busch Companies
Coca-Cola
Barton Protective Services Inc.
Unocal 76
CrownAmerican
Merrill Lynch
American Express
Pepsi
United Technologies
FleetBoston Financial
Ingersoll Rand
FOH Federal Occupational Health
Frito Lay
The Gillette Company
JCPenney
Exxon
CDC Department of Health and Human Services Centers for Disease Control and Prevention
Southern California Gas Company
Amtrak
Keebler
Bausch & Lomb
AstraZeneca
Eaton
Vanity Fair
RadioShack
BASF
P&G Procter&Gamble
PSEG

Summary

Merger creates a focused medical technology growth company with a broad range of non-invasive cardiology devices

- Fast growing markets with $2 billion plus potential annual demand
- Leading positions in multiple products
- Global sales network for hospitals, physician's offices and public access markets.
- Highly regarded Burdick®, Quinton®, and Powerheart® brands
- Installed base greater than 150,000 units
- Innovative technology and significant patent portfolio
- Substantial annual operating cost, interest and cash tax savings
- Significantly stronger balance sheet with no debt
- Experienced and capable combined management team

www.cardiacscience.com
www.quinton.com

NASDAQ: DFIB
NASDAQ: QUIN